UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                 SEC FILE NUMBER
                                                                     0-17219


                           NOTIFICATION OF LATE FILING
                                                                  CUSIP NUMBER
                                                                    185060100

(Check one):  [ ] Form 10-K    [ ] Form 20-K    [X] Form 10-Q    [ ] Form N-SAR

     For Period Ended: December 31, 2002

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-K
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

        For the Transition Period Ended: ___________________________________

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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
         N/A

PART I -- REGISTRANT INFORMATION

                          ClearOne Communications, Inc.
            ---------------------------------------------------------
                             Full Name of Registrant

                                       N/A
            ---------------------------------------------------------
                            Former Name if Applicable

                                1825 Research Way
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Salt Lake City, Utah 84119
            ---------------------------------------------------------
                            City, State and Zip Code


PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ]  (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 will not be timely filed by Registrant for the reasons described herein. On January 15, 2003, the Securities and Exchange Commission filed a Civil Complaint against Registrant in United States District Court, District of Utah. The Complaint alleges, among other things, that Registrant's financial statements were in error. Certain factual matters must be established to a higher degree of certainty before the Registrant will be able to file its financial statements. Conclusions regarding those factual matters cannot be made until the litigation, including discovery, has proceeded beyond its current status. Registrant intends to file at an undetermined date in the near future, a partial Form 10-Q for the quarter ended December 31, 2002. At this time, Registrant does not believe that the partial Form 10-Q will contain any financial statements or information reliant thereon.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          J. Scott Hunter                       (801) 322-2516
     --------------------------         --------------------------------
              (Name)                    (Area Code and Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [ ]

              Unknown.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          ClearOne Communications, Inc.
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  2/14/03                       By    /s/ George E. Claffey
    ----------------------             --------------------------------------
                                    Its   Chief Financial Officer
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